SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG (852) 2514 - 7600
FACSIMILE (852) 2869-7694
DIRECT DIAL NUMBER +852-2514-7630	E-MAIL ADDRESS lchen@stblaw.com

August 22, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jarrett Torno, Staff Accountant Ms. Mara L. Ransom, Assistant Director Ms. Jennifer Thompson, Accounting Branch Chief Mr. Dietrich King, Legal Branch Chief Ms. Lisa Kohl, Senior Attorney

Re:	Alibaba Group Holding Limited Amendment No. 4 to Registration Statement on Form F-1 File No. 333-195736

Ladies and Gentlemen:

Further to telephone discussions between Alibaba Group Holding Limited (the “Company”) and members of the staff (the “Staff”) of the Securities and Exchange Commission, we submit this letter on behalf of the Company to provide additional information requested by the Staff regarding the Company’s third-party marketing affiliate platform and how the Company generates revenue from the traffic that its third-party marketing affiliate program brings to the Company’s marketplaces, as set forth below.

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Leiming Chen Philip M.J. Culhane Daniel Fertig Anthony D. King Celia C.L. Lam Chris K.H. Lin Jin Hyuk Park Kathryn King Sudol Christopher K.S. Wong
Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK  BEIJING  HOUSTON  LONDON  LOS ANGELES  PALO ALTO  SÃO PAULO  SEOUL  TOKYO  WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

Introduction

Before going into detail, the Company would like to emphasize three points regarding the operation of the Company’s third-party marketing affiliate program:

(i) the Company’s China retail marketplaces are not reliant on third-party traffic.

(ii) Revenues and costs attributable to third-party marketing affiliates are not material.

(iii) The Company’s third-party marketing affiliate program is highly integrated into its product offerings and it utilizes a second-click revenue model.

Taobao Marketplace is a shopping destination and therefore not reliant on third-party traffic.

The Company advises the Staff that, as disclosed in the Company’s Registration Statement on Form F-1, Taobao Marketplace is China’s largest shopping destination. Unlike shopping sites in the United States or other geographies, Taobao Marketplace does not rely on other sites to acquire traffic. Taobao Marketplace is known as a site for consumers to find anything, anytime, anywhere. The Company’s China retail marketplaces have 796 million product and service listings across over 100 product categories and approximately 2,000 sub-categories. Similarly, Mobile Taobao has become a destination for products and services for the Company’s users’ everyday lives, such as booking cinema tickets and taxis, and ordering take-out meals. Therefore, if consumers want to buy something, they generally come directly to Taobao Marketplace rather than through a search engine or third-party site.

Revenues and costs attributable to the Company’s third-party marketing affiliate program and the related online marketing activities are immaterial to overall revenue.

The Company advises the Staff that revenue directly derived from P4P and display marketing services attributable to the traffic from third-party marketing affiliates represents 6.6%, 6.4% and 6.0% of the Company’s total revenue in fiscal years 2012, 2013 and 2014, respectively. The Company’s revenue growth has not depended on an increasing contribution of revenues generated from third-party marketing affiliates.

The Company further advises the Staff that traffic acquisition costs recorded in cost of revenue represent 5.0%, 4.6% and 4.0% of the Company’s total revenue in fiscal years 2012, 2013 and 2014, respectively, and online marketing expenses recorded in sales and marketing expenses represent 1.0%, 1.1% and 1.0% of the Company’s total revenue in the same periods. As illustrated in the historical periods and the fact that Taobao Marketplace is already the top shopping destination in China, the Company expects that traffic acquisition costs and online marketing expenses as percentages of total revenue will remain relatively stable and as small percentages of total revenue.

SIMPSON THACHER & BARTLETT

The Company does not separate revenues between its own websites and third-party websites because of the integrated nature of the Company’s product placement offering.

The Company advises the Staff that it views online marketing services on its own websites and those of third-party marketing affiliates as one comprehensive set of offerings to its merchants. Merchants place P4P and display marketing services on the Company’s websites and those of the marketing affiliates by using the Company’s auction or bidding systems. The inventory of the Company’s websites is consolidated with the inventory of websites of third-party marketing affiliates on the Company’s systems. If merchants participate in the third-party marketing affiliate program, the ultimate placement of the online marketing services on the Company’s websites or those of third-party marketing affiliates is based upon the results of the Company’s proprietary algorithms that place the services for the merchants in a way that will enhance the return on their marketing expenditures. The third-party marketing affiliate program acts as another channel for the Company’s merchants to attract other potential consumers. Merchants’ total spending on online marketing services, which is what ultimately drives the Company’s online marketing service revenue, is a function of their expected returns on marketing expenditures and the Company does not believe that it is affected by the source of the consumer traffic.

To facilitate the Staff’s understanding of how merchants register and bid for the online marketing services on the Company’s auction system, the Company has attached as Appendix A of this letter screen shots illustrating the procedures. In addition, the Company has attached as Appendix B of this letter an English translation of a sample contract between the Company and its merchants relating to the integrated product placement offering covering all consumer traffic.

P4P versus display marketing services.

The Company advises the Staff that the substantial majority of the online marketing revenue earned from the traffic from third-party marketing affiliates was related to the provision of P4P services. In fiscal year 2014, less than 0.5% of total revenue was related to display marketing revenue earned from the traffic from third-party marketing affiliates. The Company believes that its P4P service, which is a performance-based marketing tool charged on the cost-per-click model, is more suitable for the small to medium sized merchants doing business on the Company’s marketplaces. Given the relative insignificance of display marketing services, the Company’s discussion below of how the Company generates revenue from its third-party marketing affiliate program is focused on the provision of P4P services.

SIMPSON THACHER & BARTLETT

Third-party marketing affiliate program – a second-click revenue model.

The Company advises the Staff that the third-party affiliate program operated by Alimama using merchant’s marketing materials utilizes a second-click revenue model to generate revenue for the Company. In other words, the Company’s proprietary algorithms display a merchant’s P4P product placement on an affiliate’s website in order to divert users who click on such links back to an Alibaba landing page, where a number of merchant product placements are presented and where there is a possibility that a click on that page may generate revenue (the “second click”). These product placements on the landing page include placements from merchants participating in the third-party marketing affiliate program and those who do not participate in the Company’s online marketing program. In addition, the landing page may show organic product results from other merchants based on algorithms taking into account relevance and other factors. The Company’s ability to generate revenue (if any) from such affiliate’s traffic and the payment of any traffic acquisition costs to the affiliates depend on which product placement is second-clicked and whether a transaction eventually takes place on Tmall or Juhuasuan (resulting in transaction commission). The table below outlines a number of scenarios related to revenue generated and traffic acquisition cost, or TAC, incurred given the Company’s second-click revenue model:

	Revenue	Cost

On Alibaba landing page, user “second clicks” on:	Revenue generated by the Company?	TAC payable under fixed cost arrangements?	TAC payable under fixed percentage arrangements?

Merchants participating in P4P services through affiliate marketing program	Yes (#)	Yes	Yes

Merchants not participating in P4P services through affiliate marketing program, but participating in Alibaba online marketing program	Yes	Yes (*)	No

Merchants not participating any P4P services (i.e. organic placement)	Maybe (^)	N/A	N/A

(#)	Represents approximately 6% of total revenue directly related to traffic from third-party marketing affiliate as previously disclosed.
(*)	Under fixed cost arrangements, the Company is required to pay TAC to the third-party marketing affiliates in the contracted amounts with or without any revenue generation activities initiated by the incoming traffic.
(^)	Transaction commission is earned only if the transaction took place on Tmall or Juhuasuan.

SIMPSON THACHER & BARTLETT

As illustrated above, not all revenue generated from the traffic from third-party marketing affiliates result in a TAC payable to them. The Company does not attempt to allocate TAC incurred for each revenue stream because the Company believes that it would be arbitrary and neither the Company nor the merchants would find it meaningful.

The second-click revenue model on traffic from third-party marketing affiliates was introduced by the Company to enhance the user experience, by providing more varieties of relevant products or merchants for browsing and selection by consumers on Alibaba landing pages. The Company believes that this also enhances the return on investment by merchants, by filtering the incoming traffic to specific products appealing to the consumers without the merchants incurring a charge at the first click on the affiliate websites.

The Company has attached as Appendix C of this letter illustrative screen shots of how P4P marketing materials are presented on the third-party affiliate websites and how the traffic is diverted to an Alibaba landing page.

Online marketing conducted by the Company.

The Company advises the Staff that the Company from time to time engages in online marketing activities with external websites using its own marketing materials to fulfill corporate marketing initiatives for the benefits of its services, websites or general branding and consumer awareness purchases. This program is operated by the marketing departments of Taobao Marketplace, Tmall or Juhuasuan. For instance, the Company may place an advertisement about “future cool trend by Tmall” on an external website where it diverts the traffic to an online video introducing different product categories on Tmall where the Company introduces its new consumer services. At the end of the online video the traffic is further diverted to, for instance, the fashion category on Tmall. The Company has attached as Appendix D of this letter illustrative screen shots of this advertising program. These marketing expenses are not variable costs but incurred at the Company’s discretion to attract awareness or traffic and such activities may not necessarily tie to revenue generation objectives or a specific revenue stream. Accordingly, such expenses are classified as sales and marketing expenses.

Fixed cost and fixed percentage arrangements with third-party marketing affiliates.

The Company advises the Staff that the Company enters into contracts with third-party marketing affiliates, under fixed cost arrangements or fixed percentage arrangements, in respect of its third-party marketing affiliate program. In fiscal 2014, 39% of the TAC incurred by the Company was related to third-party marketing affiliates that had fixed cost arrangements. Under the fixed cost arrangement, the Company is obligated to pay a contracted fixed amount for a specific slot on the affiliate website for a specific period of time. The placement of marketing materials is determined by the Company’s systems and algorithms and monetization takes place on the diverted traffic through the second-click revenue model, as discussed above. In effect, the Company is buying out all the traffic at a pre-determined contracted amount whether or not revenue can be generated from its merchants. Under the fixed percentage arrangement, the Company shares a pre-agreed percentage of the online marketing revenues with the third-party marketing affiliate when and only if the traffic diverted to the Company’s marketplaces results in a click on marketing materials of merchants participating in the third-party marketing affiliate program. The Company also enters into contracts with external websites (most of which are also the Company’s third-party marketing affiliates) in similar form and under similar terms and conditions.

SIMPSON THACHER & BARTLETT

The Company has attached as Appendix E and Appendix F of this letter English translations of sample contracts between the Company and third-party marketing affiliates under fixed cost and fixed percentage arrangements, respectively.

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SIMPSON THACHER & BARTLETT

If you have any question regarding this letter or enclosures, please do not hesitate to contact me at +(852) 2514-7630 (work) or lchen@stblaw.com (email) or William H. Hinman at (650) 251-5120 (work) or whinman@stblaw.com (email) or Daniel Fertig at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Questions pertaining to accounting may also be directed to Benson Wong at +(852) 2289-1304 (work) or benson.wb.wong@hk.pwc.com (email) or Ricky Shin at +(852) 2289-1356 (work) or ricky.w.shin@hk.pwc.com (email), both of PricewaterhouseCoopers, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Leiming Chen

Leiming Chen

Enclosures

cc:	Joseph C. Tsai, Executive Vice-chairman
Jonathan Zhaoxi Lu, Chief Executive Officer
Maggie Wei Wu, Chief Financial Officer
Timothy A. Steinert, General Counsel

    Alibaba Group Holding Limited

William H. Hinman, Jr.

Daniel Fertig

    Simpson Thacher & Bartlett LLP

William Y. Chua

Jay Clayton

Sarah P. Payne

    Sullivan & Cromwell LLP

Benson W.B. Wong

Ricky W. Shin

    PricewaterhouseCoopers

Appendix A to the letter to the SEC dated August 22, 2014

An example illustrating how merchants participate in online marketing services and perform P4P bidding

Merchants participate in the P4P bidding process on the Company’s online auction system. The prerequisite to participate in the Company’s online marketing services is being a merchant on the Company’s marketplaces. The process of how a merchant registers and enter bids is shown in the following steps.

Step 1

Merchants select the option of “placement through third-party affiliate websites” and “placement on PC or mobile”.

Step 2

Merchants set the nature of marketing placement by contextual preference or target group.

Step 3

Merchants set the preference of placement timing.

Step 4

Merchants set the daily maximum online marketing spending limit.

Step 5

Merchants set the geographical preference for placement of its marketing materials.

Appendix B to the letter to the SEC dated August 22, 2014

English translation of sample contract between the Company and merchants

(attached)

TAOBAO P4P SOFTWARE SERVICE AGREEMENT

Introduction

Welcome to Taobao P4P Software Services!

To use Taobao P4P Software Services, you should read and abided by the Taobao P4P Software Service Agreement (this “Agreement”). Before accepting this Agreement, you should carefully read the entire agreement. Please pay particular attention to provisions regarding limitations, liability disclaimers, liability for breach, dispute resolution and governing law, etc. Provisions regarding limitations and liability disclaimers may be bolded and underlined for your attention. If you have any questions regarding this Agreement, please contact Taobao P4P customer services. Taobao will explain the substance of the provisions. If you do not agree with the substance of this Agreement or cannot accurately understand Taobao’s explanation of the provisions, please do not agree to this Agreement or use the services subject to this Agreement. Otherwise, you will be deemed to have accepted the provisions and conditions set forth below and to have agreed to be bound by this Agreement. You may not use the fact that you have not read this Agreement, that you have not received from Taobao answers to your questions or other similar reasons as a basis for invalidating or terminating this Agreement.

I. Background Information

This Agreement is entered into on the basis of Taobao Services Agreement and Taobao Rules, with the purpose of standardizing the actions of the users of Taobao P4P Software Services and providing better services to users of Taobao P4P Software Services.

II. Contracting Parties

This Agreement is executed by Taobao (China) Software Co., Ltd. (“Taobao”) and the user of Taobao P4P Software Services (the “User” or “Taobao P4P User”).

III. Entering Into this Agreement; Effectiveness and Scope

3.1 By clicking “confirm” to this Agreement on the webpage or accepting this Agreement through other means, including but not limited to using Taobao P4P Software Services without clicking “confirm” to this Agreement, you enter into this Agreement with Taobao and agree to accept all the terms of this Agreement.

3.2 This Agreement becomes effective upon the first time the User log on to the systems of Taobao P4P Software Services and successfully charge its account in accordance with the relevant provisions.

3.3 At the time this Agreement becomes effective, Taobao P4P Software Services will be activated for the User and the User may use the search marketing functions of Taobao P4P Software Services.

3.4 This Agreement includes the main text of this Agreement and all rules, standards, announcements, explanations and/or notices, etc. (the “Rules”) relating to Taobao P4P Software Services that Taobao has issued or may issue in the future, including but not limited to Standards for Using Taobao P4P Software Services (URL: http://help.alimama.com/#!/ztc/faq/detail?id=5706043). All the Rules constitute an integral part of this Agreement and has the same legal effect as the main text of this Agreement.

IV. Definitions

4.1 “Taobao P4P Software Services” (also referred to as “Taobao P4P Services”) refers to software services provided by Taobao that allows the User to display, according to certain specifications, Specified Content (as defined below) on Taobao’s website (www.taobao.com) and/or webpages and/or interfaces of other websites supported by the technology of Taobao and its affiliated companies (including software and wireless interfaces, collectively, “Affiliate Websites”).

4.2 “Software Services Fees” refers to the agreed fee that the User pays to Taobao when it purchases and/or uses Taobao P4P Services. Unless otherwise agreed to in writing with Taobao, Software Services Fees must be prepaid (i.e., money must be first deposited into the User’s Taobao P4P account). The User may directly charge its Taobao P4P account or authorize a third party or Taobao to make a deposit into the Taobao P4P account specified by the User (such actions, collectively, “Account Charge”).

4.3 “Taobao P4P Search Keywords” or “Keywords” refers to any sequence of Chinese characters, numbers and/or letters specified by the User. Such sequence must comply with Taobao Information Publication Requirements and Taobao P4P Search Keywords Specifications Standards.

4.4 “Specified Content” refers to content published by the User through Taobao P4P Software Services that includes text, picture and URL link, etc.

4.5 “Click” refers to an instance when the User’s Specified Content is clicked by an Internet User on Taobao’s website and /or an Affiliate Website, either because such Specified Content was displayed directly on such websites or because such Specified Content was displayed on a results page linked to the aforementioned websites. The calculation of the number of clicks shall be in accordance with the calculations by Taobao P4P Software.

4.6 For the definitions of other terms or graphics, if applicable, used in this Agreement or by Taobao P4P Software Services, please refer to the following URL link: http://help.alimama.com/#!/ztc/index

V. Name of Service: Taobao P4P Software Services

VI. Use of Services

6.1 Unless otherwise agreed to in writing with Taobao, the User shall comply with the provisions relating to “market management” set forth in the Standards for Using Taobao P4P Software Services (URL: http://help.alimama.com/#!/ztc/faq/detail?id=5706043) in using or applying to use Taobao P4P Software Services. In addition, if the User wishes to use certain functions of Taobao P4P Software Services that require additional requirements, the User can only use such functions after satisfying the relevant requirements.

6.2 The User understands and agrees that in the event of any breach of Section 6.1 of this Agreement, Taobao reserves the right to refuse, suspend or terminate the User’s right to use Taobao P4P Services, even if the User has executed this Agreement or is actually using Taobao P4P Software Services. In addition, Taobao has the right to make adjustments to its scope of services in accordance with its business development needs, and to make announcements of such adjustments, without incurring any liabilities.

VII. Content of Taobao P4P Software Services

7.1 The functions of the Taobao P4P software systems that Users may use include but are not limited to the following (provided that the functions set forth below may be added to or modified at any time in Taobao’s sole discretion or may be unavailable from time to time because of periodic or unscheduled maintenance):

(a) At any time, set, edit or delete Specified Content and/or Keywords; set multiple Specified Contents and/or Keywords.

(b) At any time, set or edit the price per click of the User’s Specified Content and/or Keyword (any such action, a “Bid”); the minimum bid price for each of the User’s Bids may be different (the minimum bid price is adjusted by the Taobao P4P software systems in real time based on effectiveness); set the daily maximum (the maximum amount of fees to be paid per day, but in any case not lower than the minimum amount required by the Taobao P4P software systems).

(c) Within the support capabilities of the Taobao P4P software systems, at any time, set or edit the display platform, display time and target geography, etc. of the Specified Content.

(d) The User’s Specified Content shall be displayed on Taobao’s website and/or the webpages, interfaces and/or search results of Affiliate Websites by the system in accordance with certain rules. Whether or not the Specified Content is displayed and the display sequence is automatically determined by the Taobao P4P software systems, which takes into account multiple factors, including the User’s Specified Content and Keyword, searches by Internet Users and/or compatibility with the behavioral data of the Internet Users and the User’s bid price. Websites may consolidate or modify the way in which the User’s Specified Content is display, including but not limited to by means of text links, themes, promotional events and channels, etc.

(e) Self-help advance deposit of Software Services Fees (Account Charge) and automatic deduction of Software Services Fees that have been deposited in advance.

(f) Summary reports of the display volume and click volume of the User’s Specified Content, the balance of the User’s account and the amount of fees paid.

7.2 The User agrees as follows:

(a) The display position and display method, etc. of the Specified Content of different users may differ. Taobao reserves the right to modify the display position and display webpage of the Specified Content and the specification of webpages without the consent of the User and without advance notice to the User. The User hereby agrees in advance to the aforementioned modifications. In addition, the User agrees that Taobao is not obligated to inform the Users in advance of all the types of software services and the details of such services. Taobao may also withhold such information for confidentiality reasons.

(b) Based on its product policy or software functions, Taobao has the right to request modifications to or reject the Keywords and Specified Contents submitted by the User.

(c) After an Internet user clicks on the User’s Specified Content (regardless of whether such Specified Content contains information such as the User’s logos), the Internet user may either be directed to the User’s Specified Content or a webpage specified by the User or be directed to a landing page that includes and highlights the User’s Specified Content. The Specified Content of other users displayed on such landing page is automatically determined by the systems.

(d) Taobao does not guarantee that the User’s Specified Content will be displayed at all within the scope and/or time selected by the User, nor does Taobao guarantee that the Specified Content will continue to be displayed until the User’s daily maximum fee amount has been exhausted.

(e) Taobao reserves the right to upgrade, modify or transfer, at any time and in its sole discretion, the Taobao P4P software and its related functions and applications. Furthermore, Taobao reserves the right to develop new modules, functions or services in other languages within the Taobao P4P Software. Unless otherwise specified by Taobao, the aforementioned new modules, functions and software services will be subject to this Agreement.

VIII. Activation, Account Charge and Account Debit of Taobao P4P Services

8.1 Taobao shall activate Taobao P4P Services for the User within one business day of the User’s first successful Account Charge.

8.2 The User may charge its Taobao P4P account at any time. The amount of each charge is subject to the User’s discretion, but in any case may not be lower than the minimum amount required by the Taobao P4P software systems. When the balance of the User’s Taobao P4P account is depleted or insufficient to make a Bid, the User may no longer use Taobao P4P Services.

8.3 If the User delegates to a third party to charge its Taobao P4P account, the User affirms that it knows and trusts such third party and that the third party understands and has agreed to such delegation and will make Account Charges on the User’s behalf. Otherwise, if Taobao is notified by a third party that such Account Charges have not been agreed to by the third party, Taobao has the right to immediately and without advance notice to the User suspend the User’s Taobao P4P account (during the term of such suspension, Taobao will also suspend the User’s use of Taobao P4P Services and will also block all Specified Contents previously published by the User). Within 30 days of such suspension, the User shall either provide sufficient evidence to show that the third party has agreed to make Account Charges on the User’s behalf or agree and authorize Taobao to comply with the third party’s request and refund the applicable amount to the third party out of the User’s suspended Taobao P4P account. If the balance in the User’s Taobao P4P account is insufficient to make such a refund, the User shall, within 30 days, either charge the amount of such deficiency to the User’s Taobao P4P account or separately refund the third party from the User’s bank card or Alipay account, unless the third party agrees that the User does not need to refund the amount of such deficiency.

8.4 The User affirms the legality of the sources of the funds use for Account Charges. Otherwise Taobao has the right to cooperate with law enforcement agencies to take relevant actions, including but not limited to the suspension of the User’s Taobao P4P account, etc. at any time without prior notice to the User.

8.5 Once Taobao P4P service is activated, if there is any click of the Specified Content of the User, Taobao P4P software systems will automatically calculate the Software Service Fees payable by the User based on the bid price of the User and the bid price of other Taobao P4P users as well as other factors, and such fees will be deducted from the User’s Taobao P4P account. Taobao P4P undertakes that unless otherwise set by the User, the Software Service Fees deducted by Taobao every time will not exceed the bid price of the User. If the Specified Content of the User is displayed only but not clicked, no Software Service Fees will be charged.

8.6 If any free fund is credited to the User’s Taobao P4P account, the User is not allowed to use such free funds separately. The credited free fund shall only be used in conjunction with the funds charged by the User based on a certain ratio (the exact ratio will be determined by the Taobao P4P software systems). If there is not enough charged funds in the User’s Taobao P4P account, Taobao does not undertake nor guarantee that the full amount of the free funds can be used.

8.7 The User agrees that the click count of the Specified Content is determined by the Taobao P4P software systems.

8.8 The User shall sufficiently estimate its needs and confirm the amount of Account Charges and shall not request for refund. Taobao is entitled to reject to process any refund request unless the User explicitly terminates Taobao P4P Services in writing and close its Taobao P4P account and such User is not in violation of this Agreement. The User understands and agrees that except for the Account Charges made by himself or any third party it entrusted, any free funds, “red pocket” bonus and non-cash discounts will not be refunded, i.e. such amounts will only be retained in the Taobao P4P account or be cancelled when the User requests for refund.

IX. Obligations of Taobao P4P User

9.1 Taobao P4P User undertakes and guarantees that the content of all actions it undertakes through the use of Taobao P4P Services (including but not limited to selection of Keywords and Specified Content, etc.) and other related actions, including but not limited to sales of products or provision of services etc., are in compliance with the laws, regulations and rules of PRC, Taobao Services Agreement, Taobao Rules, this Agreement and Standards for Using Taobao P4P Software Services as well as other rules and requirements. The User shall be responsible for all legal disputes arising out of its Specified Content and/or Keyword selection and the relevant content, products and services as well as other commercial activities conducted through Taobao P4P Services. The User also guarantees that its use of Taobao P4P Services will not cause Taobao, Taobao’s affiliated companies and affiliated websites to violate any laws, breach any contracts or infringe upon the rights of any third parties.

9.2 The User undertakes that it conducts operation in good faith and any of the below events constitutes a breach of this agreement and good faith:

(a) the User is in violation of section 8.3 of this agreement and refuses to return the amount it has spent and the balance in its Taobao P4P account is not sufficient for the fund return;

(b) the User is suspected to use Taobao P4P services to engage in fraudulent or other illegal activities (Taobao is entitled to determine this matter in its sole discretion);

(c) the User is subject to third-party complaints that it collects payment but does not deliver products or the products it delivered do not match the agreement, or it is in material or malicious breach of contracts, or that the User sells counterfeit products or infringes the legal rights of third parties;

(d) the User allows other parties to use Taobao P4P Services or transfer a part or all of Taobao P4P Services to other parties without Taobao’s written consent (including but not limited to allowing other parties to use its account and password to use Taobao P4P Software Services, or transfer or disclose its account and password to other parties);

(e) the User uses Taobao P4P Services or computer virus/programs or other methods to illegally steal, delete, amend or add any information to Taobao websites or other members of Taobao websites, or engages in other activities that interfere with the normal operation of Taobao websites;

(f) the User maliciously use Taobao P4P Services or other devices, software or applications, etc. to interfere or attempt to interfere with Taobao P4P Services software, engage in hostile bidding within the Taobao P4P software systems or maliciously click on the Specified Content of other users, etc.; and

(g) the User uses inappropriate methods or technologies to avoid the agreements or rules under this Agreement or relevant rules of Taobao.

9.3 Taobao P4P Users should have reasonable expectations about the effect of Taobao P4P Services and Taobao does not provide any guarantee, explicit or implied, in connection with the User’s visit count, product sales volume, operation results, return on investment etc. after using Taobao P4P services. Taobao is not legally responsible for any results, obligations or risks relating to the forecast data provided by its software (including resulting from the activities based on the reliance on such forecast).

9.4 The User agrees that any information, including but not limited to the science, business, statistics or internal information relating to technical, financial, marketing, management etc., that results from the performance of this agreement or is obtained from the usage of Taobao P4P services is confidential information of Taobao and is proprietary assets of Taobao. The User undertakes that it will keep strict confidential of the confidential information of Taobao. Except for the purpose of Taobao P4P services, it shall not use or authorize third parties to use such information, nor shall it release such information to any third party. The confidentiality obligation under this section shall survive when Taobao P4P services are suspended or terminated.

9.5 If the User is in violation of this Agreement, or if any third party brings a complaint against the User, or Taobao has reasonable doubt that the User is in violation of this Agreement, Taobao is entitled to request the User to provide relevant documents, refuse to publish the User’s Specified Content, or immediately delete some or all of the User’s Specified Content. In serious situations, Taobao is entitled to suspend or terminate Taobao P4P Services immediately and to not return the balance amount in the User’s Taobao P4P account. The User shall be responsible for any loss (including but not limited to penalties, legal expenses, attorney’s fees, notary fees etc. payable to third parties) incurred by Taobao, Taobao’s affiliated companies or affiliated websites. The User authorizes Taobao to deduct such amounts directly from its Taobao P4P account and the Alipay account of the User.

9.6 The User understands and agrees that in case there is any claim from third party against Taobao or its affiliated companies in connection with the User’s behavior during its use of Taobao P4P services, Taobao or its affiliated companies is entitled to independently determine whether to settle, the way of settlement and the amount etc. Under such circumstance, the settlement amount constitutes a loss incurred by Taobao or its affiliated companies and shall be the responsibility of the User. The User authorizes Taobao to deduct such amount directly from its Taobao P4P account and the Alipay account of the User.

9.7 If Taobao, its affiliated companies or any third party incurs losses due to the User’s usage of other promotional products of Alimama (including but not limited to the diamond level placement, Tmall P4P, Taobaoke, Ruyitou, Wangxiaobao etc. or other promotional products provided by Taobao or its affiliated companies), the User authorizes Taobao to deduct such amount directly from its Taobao P4P account and the Alipay account of the User.

9.8 Taobao is entitled to independently determine whether the User is in violation of this Agreement or how serious the violation is and is not obliged to provide prior notice to the User. The User shall keep all evidence relating to its user behaviors and shall be responsible for the adverse results due to its inability to provide sufficient and necessary evidence.

X. Limitation of Liabilities and Disclaimer of Taobao

10.1 Taobao P4P Software is provided on an “as currently available” basis. Taobao declares that it does not provide any guarantee, statement or undertaking, explicit or implied, in connection with Taobao P4P Software, including but not limited to its usability, free-of-mistake or omission, continuity, accuracy, reliability, or suitability for any particular use.

10.2 Taobao does not provide any guarantee and undertakings for Taobao P4P Services in connection with the efficiency, accuracy, correctness, reliability, quality, stability, integrity and timeliness of the technologies and information that are involved. Under any circumstances, Taobao is not responsible for the loss incurred by the Users or other third parties during the usage of Taobao P4P Services resulting from its delay, inaccuracy, mistake or omission.

10.3 The User agrees that Taobao retains the right to adjust, amend or cancel the other software or services or the term of such services that are provided for free or provided as a promotional activity by Taobao.

10.4 Any notice provided by Taobao to the users, oral or written, does not constitute any additional guarantee obligation provided by Taobao that is beyond the scope of this Agreement.

10.5 Taobao is not responsible for any of the events below:

(a) the unavailabity of Taobao P4P services that is not due to Taobao’s intention or mistake;

(b) any loss incurred by the User or any third party resulting from the User’s intention or mistake;

(c) Taobao unilaterally deletes the User’s Specified Content, suspends and/or terminates the provision of Taobao P4P Services to the User and not returning the balance in the User’s Taobao P4P account as a result of any flaws or disputes (including but not limited to the reasonable doubt of Taobao or third party complaint) in connection with the User’s Specified Content, Keywords or business reputation, or as a result of the inability of the parties to reach an agreement on the settlement of any such flaws or disputes;

(d) the User is penalized due to the violation of this Agreement and relevant rules, or any other agreement, contract and/or arrangement between it and Taobao or Alipay (China) Network Technology Co., Ltd. (“Alipay”), or any rules of Taobao and Alipay;

(e) the inability of Taobao to perform its obligations due to force majeure event.

10.6 The User agrees that, under any circumstance, the maximum compensation to be paid by Taobao to the User for any loss resulting from the usage of Taobao P4P Services shall be RMB500.

XI. Suspension and Termination of Taobao P4P services

11.1 Taobao P4P services purchased by the User may be suspended or terminated in case of the occurrence of any of the below events and Taobao is not responsible for any obligation:

(a) Software Services Fees prepaid by the User are depleted or the balance is not sufficient;

(b) the User is no longer in compliance with section 6 under this Agreement;

(c) the User applies for the cancellation or termination of Taobao P4P Services;

(d) Taobao P4P Software Services are suspended or terminated due to the User’s violation of this Agreement or relevant rules, including but not limited to the Standards for Using Taobao P4P Software Services;

(e) Taobao unilaterally terminates this agreement with a 15-day prior notice to the users; and

(f) other circumstances where Taobao considers it necessary to suspend or terminate Taobao P4P Software Services.

11.2 When Taobao P4P Services are terminated, Taobao is entitled to terminate this Agreement without notifying the User. Regardless of the reason of the suspension or termination of this Agreement, the User shall be responsible, entirely and independently, for any compensation or obligation arising out of its behaviors prior to the suspension or termination of this Agreement.

XII. Intellectual Property

12.1 Taobao is the legal owner of all the rights relating to Taobao P4P software. Software includes business secrets, copyrights and other IP rights in jurisdictions globally. Taobao retains all rights relating to Taobao P4P software, including all ownership and IP rights. Other rights which are not mentioned in this Agreement are also retained by Taobao.

12.2 All marks and logos relating to Taobao, www.taobao.com, www.taobao.com.cn, m.taoboa.com, Taobao mobile, Taobao P4P and Taobao P4P Software Services are trademarks registered by Taobao in China and other jurisdiction and are protected by copyright laws, trademark laws and other IP laws. Any reproduction, copy, usage or publish of such logos without authorization is prohibited.

12.3 When referring to IP rights, “Taobao” includes Zhejiang Taobao Network Co., Ltd., Taobao (China) Software Co., Ltd. and their affiliated companies.

XIII. Miscellaneous

13.1 This agreement supersedes all prior oral and written understandings with respect to the matters hereunder.

13.2 Taobao is entitled to transfer its rights or obligations to a third party without providing a notice. Taobao undertakes that such transfer will not affect the rights or obligations of the User under this Agreement, otherwise, Taobao and the transferee will be jointly responsible to the User.

13.3 Taobao is entitled to amend the content of this Agreement and relevant rules and will notify the users by publishing on its software systems, websites or notices without obtaining prior consent of the User. The amended content comes into effect upon the release of the announcement or notice or upon the time specified by the announcement or notice. After Taobao amends this Agreement and relevant rules, if the User does not agree with the relevant amendments, it shall terminate the Taobao P4P Software Services. The continuous use of Taobao P4P Software services shall be deemed as consent to the amended content. Unless authorized by Taobao, any party shall not amend this Agreement.

13.4 This Agreement is governed by the laws of the PRC. Any dispute arising out of this Agreement between the User and Taobao shall be settled through mutual negotiation and shall, in the absence of an agreement after negotiation, be brought to the competent people’s court of the PRC.

13.5 The headings of this agreement are inserted for convenience only and shall not constitute the definition, restriction, explanation or description of its scope or limitation.

13.6 The relinquishment of rights under this agreement by Taobao in case of the negligence or default of a user does not constitute a relinquishment provided to other users or for other similar negligence or default.

Appendix C to the letter to the SEC dated August 22, 2014

Step 1.

General example of presentation of P4P marketing materials placed on a third-party marketing affiliate site (see the picture link in the red box)

Step 2.

Alibaba landing page

When the P4P marketing material on the third-party affiliate website is clicked, it leads the users to an Alibaba landing page with different types of marketing placements as well as organic placement results.

Scenario 1

When a user clicks on a placement of a merchant participating in the Company’s third-party marketing affiliate program, P4P revenue is received from that merchant and traffic acquisition cost is payable to the third-party marketing affiliate.

Scenario 2

When a user clicks on a placement of a merchant that has elected to not participate in the Company’s third-party marketing affiliate program (but participate in the Alibaba online marketing program), P4P revenue is received from that merchant. No traffic acquisition cost is payable to third-party marketing affiliate because the merchant does not choose to have their marketing service placed on third-party marketing affiliate websites. However, in the case of fixed cost arrangement, traffic acquisition cost is still payable to the third-party marketing affiliate by the Company based on the pre-determined contracted amount.

Scenario 3

When a user clicks on a placement that is an organic placement result of the marketplaces, it is redirected to the storefront or the product item of that merchant so no P4P revenue is received from that merchant and no traffic acquisition cost is payable to the third-party marketing affiliate (except for under fixed cost arrangement with the affiliate).

Under all scenarios, if the traffic from third-party marketing affiliates results in a transaction, commission revenue is generated when and only if the purchase is completed with a merchant on Tmall and Juhuasuan. No traffic acquisition cost is payable by the Company to third-party affiliate.

Appendix D to the letter to the SEC dated August 22, 2014

An example illustrating the presentation of the Company’s marketing material on external websites to promote the Company’s services, websites or general branding and consumer awareness

Step 1

The Company’s marketing material is presented as a banner on an external website (circled in red on the upper right hand corner).

Step 2

Once the banner is clicked, it is diverted to an Alibaba “event page” showing an online promotional video and at the end of the video, the promoted themes related to different product categories are as shown below.

Step 3

When one of the promoted themes is clicked, the user is diverted to a landing page related to the promotion theme as shown below. In this example, the promoted theme is a new online purchase service “try it before you pay” offered by Tmall.

Step 4

When one of the picture links is clicked, the user is diverted to the product item listing of a merchant who is participating in this new service on Tmall, where the user can obtain such service by entering into a transaction.

As shown above, this is a promotional activity of the Company to launch a new service on Tmall. The focus for the event is to promote consumer awareness and the traffic diverted to the Company’s marketplaces does not directly generate online marketing revenue.

Appendix E to the letter to the SEC dated August 22, 2014

English translation of fixed cost contract

(attached)

Cooperation Agreement

Agreement No.:

[                                 ]

Party A:	Taobao (China) Software Co., Ltd. (“Taobao Software”)

Zhejiang Taobao Network Co., Ltd. (“Zhejiang Taobao”)

Zhejiang Tmall Technology Co., Ltd. (“Zhejiang Tmall”)

Address:

Contact:	Tel:

Party B:

Address:

Contact:	Tel:

WHEREAS:

1, Party A owns relevant software and technologies to provide software and/or technical services for Taobao platforms (including Taobao (www.taobao.com), Tmall (www.tmall.com), eTao (www.etao.com) etc.), members of Taobao platforms and other customers (collectively “merchant users”).

2, Party B is the legal owner or operator of                     website and/or software ([website address]) (collectively “Party B’s websites”) and is entitled to provide information publish service on the Internet to third parties.

NOW THEREFORE through mutual negotiation, Party A and Party B hereby agree as follows regarding the cooperation in connection with the services utilizing Party A’s technologies and Party B’s resources:

I. Cooperation

1.1, For the purpose of this cooperation, Party B shall create specific information placement slots on its websites (“information placement slots”) and shall duly operate the websites.

1.2. Party A shall use its technologies to generate technical codes for such information placement slots (“information placement slot ID”), which is used to identify the information placement slots, to support the merchant users to publish relevant information onto the information placement slots, and to gather the Internet user behavior statistics.

1.3, Party B shall place the information placement slot ID on the relevant information placement slot and provide the promotional services through such information placement slot.

II. Term and Notice

2.1, The term of the cooperation is from                     to                     (“cooperation term”). Both parties agree that during the cooperation term, either party may terminate the agreement without incurring any responsibility by delivering a [7]-day prior notice to the other party in a manner specified in this agreement. The agreement is terminated on the date that is [7] days after the delivery of the notice or the date specified in the notice.

2.2, The notice specified in this agreement shall be delivered to:

Party A’s contact:         email:

Party B’s contact:         email:

The relevant party shall inform the other party of any change to such party’s contact person and/or e-mail address by providing a prior written notice. The party shall be responsible for any results if it fails to provide such notice.

III. Information Placement Slots

3.1, During the cooperation term, details of the information placement slot subject to this Agreement and its specifications shall be mutually agreed by both parties. Party A shall provide notice to Party B in an agreed manner regarding the proposed information placement slots. The notice shall also specify other relevant information, including the information placement slot ID. Party B shall confirm within three business days upon Party A’s notice. If Party B does not provide any confirmation within three business days upon the notice, or if Party B directly places the information placement ID onto the relevant slot, the cooperation is deemed to be confirmed by Party B. Either party may adjust the information placement slots by delivering a notice in an agreed manner herein. The confirmation is also subject to this section.

3.2, During the cooperation term, the information placement slots is subject to the Information Placement Confirmation Sheet attached as Appendix I to this agreement. If Party A intends to add or amend the information placement slots specified in Appendix I for the next month, it shall deliver a notice to Party B in a manner agreed herein prior to the 25th day of each month. Party B shall provide the confirmation prior to the 27th day of the month. If Party B does not provide such response in time, the amended Appendix I is deemed to be confirmed. The amended Appendix I becomes effective on the 1st day of the next month. Party A shall provide a copy of the amended Appendix I affixed with Party A’s seal to Party B in a timely manner. During the cooperation term, if Party A does not amend the Appendix I subject to the time requirement provided herein, the cooperation in the next month is subject to same Appendix I in the preceding month.

3.3, During the cooperation term, Party A may terminate the cooperation in connection with any information placement slot by delivering a [3]-day prior notice to Party B in an agreed manner without incurring any responsibility. Such termination shall only affect the relevant specific information placement slot, and this agreement as well as other information placement slots subject to the cooperation agreement shall not be affected.

IV. Rights and Obligations of Both Parties

4.1, Party B undertakes that it legally owns the right to operate and receive economic interest from the relevant information placement slots. Party B’s websites are in compliance with relevant laws and regulations as well as social norms. Party B is responsible for the content published on its information placement slots and shall have the right to refuse to publish any information that violates laws or regulations. Party A is entitled to terminate this agreement without notice if the content on Party B’s websites violates laws or regulations or is subject to third-parties’ complaints.

4.2, Party B shall place the information placement slot ID subject to Party A’s notice and shall not amend such information placement slot ID without Party A’s consent. Unless amended or terminated as agreed by both parties, Party B shall also not cancel such information placement slot ID without consent. Party B shall be responsible for the statistic mistakes or miscalculation of income resulting from such unauthorized amendment or cancellation.

4.3, Specific agreements relating to the information placement slots subject to Appendix I (and only applicable to the information placement slots subject to Appendix I). During the cooperation term::

(1) Provided that the total information placement fees and the total information placement traffic set forth in Appendix I (total traffic of the current month on Party B’s website specified in Appendix I, such as the number of IPs of PVs) remain unchanged, Party A is entitled to amend the information placement slot in the current month by providing a [3]-day prior notice to Party B in a manner agreed herein and Party B shall confirm via email. Party B is deemed to agree with the amendment and shall perform in accordance with the amended Appendix I if it provides such confirmation or does not reply within three days.

(2) Provided that the total information placement fees and the total information placement traffic in Appendix I remain unchanged, either party may amend the information placement slot ID (and only applicable to the information placement slot ID specified in Appendix I) by delivering a notice in a manner agreed herein. The amendment becomes effective upon the confirmation via emails of both parties.

(3) The information placement slots specified in Appendix I are exclusive information placement slots during the agreed term and Party B shall not allocate such information placement slots to any other third party, and shall not publish information for any third party or itself. In addition, Party B is not allowed to change the position, specifications or the content of the information placement slots and shall not amend or cancel the information placement slot ID.

(4) Party B shall maintain the status of the information placement slots and the other information placement slots on relevant webpages in the same state as that of the date of this agreement. Without Party A’s prior written consent, during the cooperation term, the information placement environment (including the placement sequence, the relevant webpages and surrounding area designs of the information placement slots) shall not be changed and no additional information placement slots shall be created. If Party B needs to create additional information placement slots, it shall provide a 5-business-day prior written notice to Party A and this issue shall be determined by mutual agreement. If Party B changes the information placement environment or creates additional information placement slots without Party A’s consent, once discovered by Party A (Party B confirms that screenshots provided by Party shall be conclusive proof that such change were made), Party A is entitled to terminate the cooperation with respect to the relevant information placement slot.

(5) Party B undertakes that the daily traffic on its website set forth in Appendix I (the total and average traffic calculated based on the cooperation term of information placement slot as specified in Appendix I, and if there is any amendment in the current month, calculated based on the actual number of days of cooperation) shall not be lower than the relevant requirements set forth in Appendix I.

(6) Party B agrees that in case any of the actual average daily traffic on its website specified in Appendix I falls below the relevant requirements set forth in Appendix I, the actual information placement fees payable shall equal actual average daily traffic / average daily traffic undertaken by Party B x the relevant information placement fees as specified in Appendix I.

(7) If Party B breaches this section 4.3 and does not make any rectification within 1 day of receiving Party A’s notice, Party A is entitled to terminate Appendix I immediately or terminate this agreement. Party B shall also be responsible for any loss incurred by Party A or other third parties.

4.4, Party B undertakes the authenticity of the traffic to all the information placement slots and that it will not fake the page views or clicks by any improper software or fraudulent method, and that it will not interfere with normal visits by Internet users to Taobao platforms.

4.5, Party B undertakes to comply with the Alimama Promoters Standards (URL: http://help.alimama.com/support/search_result.htm?spm=0.0.0.0.KGQAKb&catid=24, as amended from time to time). Otherwise, Party B is deemed to breach this agreement and Party A is entitled to not pay part or all of the information placement fees.

4.6, Party A shall continuously improve its technologies.

4.7, Both parties confirm that all statistics data under this agreement shall be in accordance with the calculation provided by Party A.

4.8. Party B shall not directly or indirectly provide any improper benefits to employees or consultants of Party A or its affiliated companies. Otherwise, Party B agrees that Party A is entitled to terminate this agreement and request Party B to compensate (a) 30% of the total contractual amount of this agreement, or (b) the total amount of such improper benefits directly or indirectly provided, whichever is higher.

V. Income and Payment

By the end of each calendar month, Party A shall provide Party B with all the income related data of the preceding month. Party B confirms and agrees that all the income related data of Party B shall be in accordance with the notice provided by Party A under this section. All data obtained from other online platforms by Party B are estimates only.

VI. Events of Default

Unless otherwise provided in this agreement, either party shall be responsible for any default obligation if it breaches this agreement. It shall also compensate for any loss incurred by the other party resulting from the default. If the breaching party does not make any rectification after the other party provides a written notice, the non-breaching party is entitled to terminate the agreement immediately upon a notice and to request compensation from the breaching party

VII. Disputes

Any dispute arising out of this agreement shall be settled through mutual negotiation of both parties and shall, in the absence of an agreement after negotiation, be brought to the competent people’s court of Yuhang District, Hangzhou, PRC.

VIII. Effectiveness and Miscellaneous

8.1, Party A under this agreement refers to Taobao Software, Zhejiang Taobao and Zhejiang Tmall, collectively, i.e. rights and obligations of Party A shall be applicable to each of Taobao Software, Zhejiang Taobao and/or Zhejiang Tmall. In case any single specific entity is involved, this agreement shall specifically refer to the corresponding entity of Taobao Software, Zhejiang Taobao and/or Zhejiang Tmall.

8.2, Without impairing Party B’s rights and obligations, Party A is entitled to transfer part of all of its rights or obligations under this agreement to its affiliated companies without Party B’s consent. However, Party A shall provide a timely notice to Party B after such transfer.

8.3, Neither party is allowed to assume any obligations in the capacity of the counter party or its affiliated companies. The breaching party shall be responsible for any relevant consequences and shall compensate the non-breaching party or its affiliated companies for any loss it incurs.

8.4, Within the term of this agreement, unless otherwise provided herein or mutually agreed in writing by both parties, either party is not allowed to use the brand names, trademarks or logos etc. of the counter party without authorization.

8.5, The agreement becomes effective upon the seal of Party A and the execution of Party B for the term agreed herein. The agreement is made in eight originals with equal binding force, with six held by Party A and two held by Party B.

[This page is intentionally left blank]

Taobao (China) Software Co., Ltd. (seal)

Zhejiang Taobao Network Co., Ltd. (seal)

Zhejiang Tmall Technology Co., Ltd. (seal)

Party B:

Party B’s authorized person (name) :

Party B’s authorized person (signature):

Date:

Appendix I (Appendix No.                     )

Information Placement Confirmation Sheet

1,	Total fees: RMB . Cooperation term: from yy/mm/dd to yy/mm/dd.

2,	If there is any adjustment to the cooperation term of an information placement slot, the fees payable shall be calculated by the total fees multiplied by (N / total days of the cooperation term for such information placement slot provided in this confirmation sheet).

N means the actual number of days of cooperation.

3,	This confirmation sheet is provided to Party B by Party A subject to the relevant agreements and is sealed and confirmed by Party A. This confirmation sheet is made in eight originals, with six held by Party A and two by Party B.

Website (URL)	Details of the placement (including screenshot)	Placement environment description	Placement ID	Placement specifications	Fees (RMB)	Term	Daily traffic on Party B’s website undertaken by Party B (Traffic unit: in 10 thousand)

Party A:	Taobao (China) Software Co., Ltd. (seal) Party B:

Zhejiang Taobao Network Co., Ltd. (seal)

Zhejiang Tmall Technology Co., Ltd. (seal)

Appendix F to the letter to the SEC dated August 22, 2014

English translation of fixed percentage contract

(attached)

Cooperation Agreement

Agreement No.:

[                             ]

Party A:	Taobao (China) Software Co., Ltd. (“Taobao Software”)

Zhejiang Taobao Network Co., Ltd. (“Zhejiang Taobao”)

Zhejiang Tmall Technology Co., Ltd. (“Zhejiang Tmall”)

Address:

Contact:	Tel:

Party B:

Address:

Contact:	Tel:

WHEREAS:

1, Party A owns relevant software and technologies to provide software and/or technical services for Taobao platforms (including Taobao (www.taobao.com), Tmall (www.tmall.com), eTao (www.etao.com) etc.), members of Taobao platforms and other customers (collectively “merchant users”).

2, Party B is the legal owner or operator of                      website and/or software ([website address]) (collectively “Party B’s websites”) and is entitled to provide information publish service on the Internet to third parties.

NOW THEREFORE through mutual negotiation, Party A and Party B hereby agree as follows regarding the cooperation in connection with the services utilizing Party A’s technologies and Party B’s resources:

I. Cooperation

1.1, For the purpose of this cooperation, Party B shall create specific information placement slots on its websites (“information placement slots”) and shall duly operate the websites.

1.2. Party A shall use its technologies to generate technical codes for such information placement slots (“information placement slot ID”), which is used to identify the information placement slots, to support the merchant users to publish relevant information onto the information placement slots, and to gather Internet user behavior statistics.

1.3, Party B shall place the information placement slot ID on the relevant information placement slot and provide the promotional services to merchant users through such information placement slot.

II. Term and Notice

2.1, The term of the cooperation is from                     to                     (“cooperation term”). Both parties agree that either party may terminate the agreement without incurring any responsibility by delivering a [7]-day prior notice to the other party in a manner specified in this agreement. The agreement is terminated on the date that is [7] days after the delivery of the notice or the date specified in the notice.

2.2, The notice specified in this agreement shall be delivered to:

Party A’s contact:         email:

Party B’s contact:         email:

The relevant party shall inform the other party of any change to such party’s contact person and/or e-mail address by providing a prior written notice. The party shall be responsible for any results if it fails to provide such notice.

III. Information Placement Slots

3.1, Details of the information placement slot and its specifications shall be mutually agreed by both parties. Party A shall provide notice to Party B in an agreed manner regarding the proposed information placement slots. The notice shall also specify other relevant information, including the information placement slot ID. Party B shall confirm within three business days upon Party A’s notice. If Party B does not provide any confirmation within three business days upon the notice, or if Party B directly places the information placement ID onto the relevant slot, the cooperation is deemed to be confirmed by Party B. Either party may adjust the information placement slots by delivering a notice in an agreed manner herein. The confirmation is also subject to this section.

3.2, Party A may terminate the cooperation in connection with any information placement slot by delivering a [3]-day prior notice to Party B in an agreed manner without incurring any responsibility. Such termination shall only affect the relevant specific information placement slot, and this agreement as well as other information placement slots subject to the cooperation agreement shall not be affected.

IV. Rights and Obligations of Both Parties

4.1, Party B undertakes that it legally owns the right to operate and receive economic interest from the relevant information placement slots. Party B’s websites are in compliance with relevant laws and regulations as well as social norms. Party B is responsible for the content published on its information placement slots and shall have the right to refuse to publish any information that violates laws or regulations. Party A is entitled to terminate this agreement without notice if the content on Party B’s websites violates laws or regulations or is subject to third-parties’ complaints.

4.2, Party B shall place the information placement slot ID subject to Party A’s notice and shall not amend such information placement slot ID without Party A’s consent. Unless amended or terminated as agreed by both parties, Party B shall also not cancel such information placement slot ID without consent. Party B shall be responsible for the statistic mistakes or miscalculation of income resulting from such unauthorized amendment or cancellation.

4.3, Party B undertakes to comply with the Alimama Promoters Standards (URL: http://help.alimama.com/support/search_result.htm?spm=0.0.0.0.KGQAKb&catid=24, as amended from time to time). Otherwise, Party B is deemed to breach this agreement and Party A is entitled to not pay part or all of the information placement fees.

4.4, Party A shall continuously improve its technologies.

4.5, Both parties confirm that all statistics data under this agreement shall be in accordance with the calculation provided by Party A.

4.6. Neither party shall directly or indirectly provide any improper benefits to employees or consultants of the other party or its affiliated companies. Otherwise, the breaching party agrees that the other party is entitled to terminate this agreement and request the breaching party to compensate (a) 30% of the total contractual amount of this agreement, or (b) the total amount of such improper benefits directly or indirectly provided, whichever is higher.

V. Income and Payment

5.1, The information placement fees payable to Party B shall be [    ]% of income derived from the information placement slots under this cooperation agreement.

5.2, Party B confirms and agrees that all the income related data of Party B shall be in accordance with the notice provided by Party A under this section. All data obtained from other online platforms by Party B are estimates only.

VI. Events of Default

Unless otherwise provided in this agreement, either party shall be responsible for any default obligation if it breaches this agreement. It shall also compensate for any loss incurred by the other party resulting from the default. If the breaching party does not make any rectification after the other party provides a written notice, the non-breaching party is entitled to terminate the agreement immediately upon a notice and to request compensation from the breaching party

VII. Disputes

Any dispute arising out of this agreement shall be settled through mutual negotiation of both parties and shall, in the absence of an agreement after negotiation, be brought to the competent people’s court of Yuhang District, Hangzhou, PRC.

VIII. Effectiveness and Miscellaneous

8.1, Party A under this agreement refers to Taobao Software, Zhejiang Taobao and Zhejiang Tmall, collectively, i.e. rights and obligations of Party A shall be applicable to each of Taobao Software, Zhejiang Taobao and/or Zhejiang Tmall. In case any single specific entity is involved, this agreement shall specifically refer to the corresponding entity of Taobao Software, Zhejiang Taobao and/or Zhejiang Tmall.

8.2, Without impairing Party B’s rights and obligations, Party A is entitled to transfer part of all of its rights or obligations under this agreement to its affiliated companies without Party B’s consent. However, Party A shall provide a timely notice to Party B after such transfer.

8.3, Neither party is allowed to assume any obligations in the capacity of the counter party or its affiliated companies. The breaching party shall be responsible for any relevant consequences and shall compensate the non-breaching party or its affiliated companies for any loss it incurs.

8.4, Within the term of this agreement, unless otherwise provided herein or mutually agreed in writing by both parties, either party is not allowed to use the brand names, trademarks or logos etc. of the counter party without authorization.

8.5, The agreement becomes effective upon the seal of Party A and the execution of Party B for the term agreed herein. The agreement is made in eight originals with equal binding force, with six held by Party A and two held by Party B.

[This page is intentionally left blank]

Taobao (China) Software Co., Ltd. (seal)

Zhejiang Taobao Network Co., Ltd. (seal)

Zhejiang Tmall Technology Co., Ltd. (seal)

Party B:

Party B’s authorized person (name) :

Party B’s authorized person (signature):

Date: